UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PRESERVER GROUP, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

PRESERVER GROUP, INC.
(NAMES OF FILING PERSONS (OFFERORS))

COMMON SHARES, PAR VALUE $0.50 PER SHARE
(TITLE OF CLASS OF SECURITIES)

619823107
(CUSIP NUMBER OF CLASS OF SECURITIES)

Preserver Group, Inc.
95 Route 17 South
Paramus, New Jersey 07653
Telephone: (201) 291-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING
PERSONS)

COPY TO:

Stanley U. North, III, Esq.
Sills Cummis Radin Tischman Epstein & Gross
One Riverfront Plaza
Newark, New Jersey 07102-5400
Telephone: (973) 643-7000

CALCULATION OF FILING FEE:

Transaction Valuation*: $8,532,881.75      Amount of Filing Fee*: $1,707

* Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of 1,101,017 outstanding Common Shares, par value $0.50, of Preserver Group, Inc. (the Common Shares or the Shares), at a price per Share of $7.75 in cash. As of December 19, 2001, there were 2,124,387 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0- 11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:        Not applicable Filing Party: Not applicable
Form or Registration No.:      Not applicable Date Filed: Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.

/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

ITEM 12. EXHIBITS.

(a)(1)(H) Text of press release issued by Preserver Group, Inc., dated December 19, 2001.